Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or “the Company”)

Interim Results for the Six Months Ended 30 June 2021

Advancing pipeline of next generation therapeutics and diagnostics for oncology and immune diseases of high unmet need

London, 24 September 2021 – Tiziana Life Sciences plc (“Tiziana”, LSE: TILS, NASDAQ: TLSA), a biotechnology company a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases today announces its interim results for the six months ended 30 June 2021.

Highlights during the period:

CLINICAL PROGRAMMES

Foralumab

TZLS-401

●	Announced an update on further analysis of lymphocyte subsets from blood samples from a Phase 1 study with nasally administered Foralumab in healthy volunteers. Results exhibiting statistically significant immunomodulatory effects on CD8 cytotoxic T-lymphocytes and other inflammatory biomarkers were observed. Systemic levels of Foralumab were below the lower quantitation limit of 8 ng/mL suggesting that nasally administered Foralumab appears to exert its effects via nasal epithelium utilizing local and lymphatic immune systems directly.These data support other clinical and pre-clinical studies showing that this route of administration is capable of inducing site-targeted immunomodulation and anti-inflammatory effects. Furthermore these pharmacodynamic data point to a clinical dose range that Tiziana intends to test in further clinical development among MS patients.

●	Announced positive data from the exploratory clinical study in Brazil investigating nasally administered Foralumab, its proprietary anti-CD3 human monoclonal antibody, either alone or in combination with orally administered dexamethasone (“Dexa”) in COVID-19 patients. The clinical study was completed in collaboration with scientific teams at the Harvard Medical School (Boston, USA), and INTRIALS, a full-service Latin American CRO based in São Paulo, Brazil. The objectives of the trial were to assess safety of the treatment and to evaluate if progression of the diseases is delayed with nasally administered 100mcg/day Foralumab (50mcg/nostril). This study enrolled 39 patients randomized in three cohorts: cohort 1, control with no treatment (n=16); cohort 2; nasally administered Foralumab plus 3 days of priming with orally administered 6 mg Dexamethasone (n=11) and cohort 3; nasally administered Foralumab (n=12). The Foralumab treatment regimen was once a day dosing for 10 consecutive days There were no significant differences between cohort 2 and 3. All treatments were well-tolerated. There were no grade 3 or 4 severe adverse events (“SAEs”) in any of the cohorts. The CT scans of the lungs showed the improvement was approximately double that shown in patients treated with Foralumab as compared to those in the control group. The results of the study were published in the peer-reviewed journal, Frontiers in Immunology entitled “Nasal Administration of Anti- CD3 Monoclonal Antibody (Foralumab) Reduces Lung Inflammation and Blood Inflammatory Biomarkers in Mild to Moderate COVID-19 Patients: A Pilot Study” in August 2021.

●	Signed an agreement with FHI CRO to conduct a follow-up, “proof of concept” Phase 2 study in hospitalized patients with severe COVID-19 and lung inflammation that is planned to begin in Q4 2021. Foralumab will be delivered intranasally using a metered dose delivery device.

●	Announced that the first patient with secondary progressive multiple sclerosis (SPMS) was dosed with nasally administered Foralumab at the Brigham and Women’s Hospital (BWH), Harvard Medical School, Boston, MA. Nasal Foralumab 50 mcg (25 mcg/nostril) was administered in 3-week cycles, with 3 times/week dosing for the first 2 weeks followed by 1 week of rest period. This first-ever clinical study in SPMS patients, under an Individual Patient Expanded Access IND, will continue for six months to evaluate routine safety, tolerability, and neurological behaviors. The study will also examine microglial activation, by positron emission tomography (PET), immunological and neurodegenerative markers to assess clinical responses following the treatment regimen.

Anti IL-6R mAb

TZLS-501, formerly NI-1201

●	Working with Sciarra Laboratories to evaluate two hand-held nebulizer devices for use in the study and characterizing physical/performance characteristics. Once a device has been selected, a few candidate formulations of anti-IL6R mAb, from formulation development studies at STC Biologics, will be manufactured at small scale and evaluated using the devices.

●	Engaged ITR Laboratories in Canada to complete inhalation safety toxicology studies in Cynomolgous monkeys using the purified, characterized anti-IL6R mAb test item. Results from the study will be used to establish dosing fora Phase 1 study in healthy volunteers. Additional parenteral administration safety toxicology studies are in progress at ITR Laboratories to support clinical studies for treatment of autoimmune and inflammatory diseases.

Milciclib

TZLS-201

●	Announced that it had executed an agreement with Takanawa Japan K.K, Pharma Team, (Takanawa) for a strategic business development plan to Identify a clinical partner in Japan and other Asian countries for further clinical development of Milciclib for treatment in advanced hepatocellular carcinoma (HCC) patients. HCC is the most common type of liver cancer and affects approximately 200,000 people per year.

Intellectual Property

●	As of September 2021, the Company has a total of 306 granted patents, 281 foreign and 25 US patents.

New appointments

●	Appointed Dr Neil Graham MBBS, MD, MPH as Chief Medical Officer, Dr Thomas Adams Ph.D. as Head of Drug Development and an executive director and Dr. Kevin Schutz, PharmD, as Vice- President of Regulatory Affairs.

Highlights post period end:

●	On September 2, 2021, Tiziana and Precision Biosciences announced an exclusive license agreement to explore Tiziana’s foralumab as an agent to induce tolerance of allogeneic CAR T cells to potentially improve the clinical outcome of CAR T cell therapy. Precision’s approach to manufacturing produces CAR T cells that are virtually CD3-negative. Foralumab will be used as a lymphodepletion or tolerizing agent, either alone or in combination with other co-stimulatory molecules, to improve the long-term survival of CAR T cells in cancer treatment.

●	Tiziana has formally commenced its strategic plan to change its corporate structure by establishing Tiziana Life Sciences Ltd, a Bermuda-incorporated company, as the ultimate parent company of the of the Tiziana Group. The reorganisation will be achieved by a scheme of arrangement under Part 26 of the Companies Act 2006.

FINANCIAL

●	For the six months to 30 June 2020 the consolidated Group made a loss of £12.59m (six months to 30 June 2020: £3.9m).

●	The Group ended the period with £38.6m cash as at 30 June 2021 (31 December 2020: £48.2m).

●	Research and development (R&D) expenses increased to £12.6m compared to £3.9m in the first half of 2020. The increase is primarily expenses related to the advancement of our proprietary programs, TZLS- 401 and TZLS-501.

●	The Company cancelled the admission of its Ordinary Shares to trading on AIM and admitted its shares to trading on the main market for listed securities (of London Stock Exchange plc in January 2021.

The Company continues to carefully manage its working capital position and continues the process, as referred to below, to evaluate opportunities to raise further funds through the issue of additional equity capital.

To view the complete Interim Accounts click here: https://ir.tizianalifesciences.com/financial- information/interim-reports

Contacts:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ:TLSA, UK LSE: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to Milciclib, the Company will be shortly initiating Phase 2 studies with orally administered Foralumab for Crohn’s Disease and nasally administered Foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (“mAb”) in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (“T1D”), inflammatory bowel disease (“IBD”), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The Company is accelerating development of anti-Interleukin 6 receptor (“IL6R”) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

EXECUTIVE CHAIRMAN’S STATEMENT

I am pleased to report on the Group’s financial results for the six months ended 30 June 2021. We have made strong progress advancing our pipeline in the first half of the year.

We are set to start a Phase 2 clinical trial in Brazil, , treating hospitalized, severe COVID-19 patients with intranasal foralumab, a fully human anti-CD3 monoclonal antibody. This study, conducted in collaboration with FHI Clinical, will begin enrolling patients in November 2021. This randomized, placebo-controlled, double- blind, proof-of-concept study is designed to expand on the preliminary findings of safety, tolerability and efficacy of intranasal administration of foralumab observed in mild to moderate non-hospitalized COVID-19 patient trial that was completed earlier this year.

Based on positive results from treatment of an Expanded Access (EA) progressive MS patient with intranasal foralumab for three months at Brigham and Women’s Hospital, Boston, MA, we plan to enroll additional EA patients. We are also in discussions with VU Medical Center, Amsterdam to conduct a Phase 1b, double blind, randomized, placebo-controlled study of intranasal foralumab in primary and secondary progressive MS subjects.

Upon successful completion of a Phase I trial in healthy volunteers using our novel oral enteric-coated capsule formulation of Foralumab, Tiziana is collaborating with Parexel CRO to conduct a Phase 1b clinical trial in moderate to severe Crohn’s disease patients. to prepare and has submitted an IND to FDA. The multicenter trial will enroll subjects at US and EU clinical sites in Q4 2021.

We are preparing a preIND meeting briefing package to submit to FDA for its anti-Interleukin-6-Receptor (TZLS-501), a fully human monoclonal antibody, for the treatment of Interstitial lung disease associated with systemic sclerosis (SSc-ILD). We are planning tol submit an IND by the end of 2021. If approved, we anticipate to initiate a Phase 1a, single ascending dose study to evaluate the safety and pharmacokinetics of TZLS-501 in healthy volunteers in Q1 2022.

Looking ahead, Tiziana is confident that it is well positioned to advance these programs to their next respective value inflection points.

Gabriele Cerrone

Executive Chairman

Consolidated Statement of Comprehensive Income

for the six months ended 30 June 2021

	6 months	6 months	12 months
	to 30 June	to 30 June	To 31 Dec
	2021	2020	2020
	£’000	£’000	£’000
	(Unaudited)	(Unaudited)
Research and development	(4,355)	(760)	(4,667)
Operating expenses	(8,214)	(3,169)	(8,724)
Realisation bonus	-	-	(10,290)
Impairment of asset	-	-	(217)
Gain on disposal of Intellectual Property	-	-	2,074

Operating loss	(12,569)	(3,929)	(21,824)

Financial income	-	-	-
Finance expense	(18)	(5)	(243)
Operating loss before taxation	(12,587)	(3,934)	(22,067)

Taxation	-	-	1,719

Operating loss after taxation	(12,587)	(3,934)	(20,348)

Net loss for the period attributable to equity owners	(12,587)	(3,934)	(20,348)
Other comprehensive income for the period	(6)	23	186

Total comprehensive loss attributable to equity owners	(12,593)	(3,911)	(20,162)

Basic and diluted loss per share (pence)
Basic and diluted loss per share on continuing operations	(7.4p )	(2.6p )	(12.0p )
Total basic and diluted loss per share	(7.4p )	(2.6p )	(12.0p )

Consolidated Statement of Financial Position

as at 30 June 2021

	30 June	30 June	31 Dec
	2021	2020	2020
	£’000	£’000	£’000
	(unaudited)	(unaudited)
Assets

Non-Current assets:
Property, plant and equipment	15	5	1
Purchase of Act D	97	-	97
Finance lease receivable	-	-	-
Right-of-use assets	406	308	262
Other non-current assets	-	217	-
Total Non-current assets	518	530	360

Currents assets:
Prepayments	804	393	276
Finance lease recievable	43	236	111
Related Party Receivable	337	610	270
Other Receivable	372	1,010	300
Taxation receivable	1,250	513	2,232
Cash and cash equivalents	38,605	7,200	48,217
Total current assets	41,411	9,962	51,406

Total assets	41,929	10,492	51,766

Equity and liabilities

Shareholder’s equity:
Called up share capital	5,838	4,992	5,838
Share premium	81,227	38,390	81,227
Share based payment reserve	8,484	4,806	6,319
Shares to be issued reserve	474	1,265	475
Capital reduction reserve	31,957	31,183	31,958
Shares to be issued	10,290	-	10,290
Other reserve	(28,286)	(28,286)	(28,286)
Translation reserve	208	(78)	201
Retained earnings	(74,901)	(47,330)	(62,313

Equity attributed to the owners of the Company	35,291	4,942	45,709

Current liabilities:
Trade and other payables	4,964	4,597	4,095
Lease liabilities	168	322	195
Related party payable	1,142	323	1,493
Other liabilities	60	-	62
	6,334	5,242	5,845

Long term liabilities:
Lease Liabilities – non-current	304	308	212

Total Liabilities	6,638	5,550	6,057

Total Equity and Liabilities	41,929	10,492	51,766

Consolidated Statement of Cash Flows

for the 6 months ended 30 June 2021

	6 months to	6months to	12 months to
	30 June	30 June	31 December
	2021	2020	2020
	£’000	£’000	£’000
	(unaudited)	(unaudited)
Cash flows from operating activities

Total comprehensive loss for the period before tax	(12,587)	(3,934)	(22,067)
Convertible loan interest	-	215	216
Loss on disposal of right of use asset	-	-	-
Amorisation of right of use asset	-	21	-
Shares issued in lieu of fees	-	-	360
Share based payment – options	2,164	979	3,740
Share based payment – warrants	-	-	20
Options forfeited/cancelled in the year	-	-	(26)
Bonus to be settled in equity	-	-	10,290
Issue of share capital (Loan conversion)	-	(190)	-
Cancellation of options	-	(23)	-
Share based payment – warrants	-	310	-
Net (increase) / decrease in operating assets
-Trade / other receivables	801	(1,894)	(364)
Net increase / (decrease) in operating liabilities
-Trade / other liabilities	(886)	(445)	135
Depreciation	2	2	4
Depreciation of right of use asset	-	-	67
Impairment of SharDNA	-	-	217
Gain from disposalof intellectual property	-	-	(2,074)
(Gain)/Loss on foreign exchange	6	(105)	185
Finance Lease	66	-	-
Loss on disposal of right of use asset	54	-	-

Net cash used in operating activities	(10,380)	(5,068)	(9,297)

Cash inflow from taxation	981	-	-

Net cash used in operating activities	(9,399)	(5,064)	(11,806)

Cash flow from financing activities
Proceeds from issuance of ordinary shares	-	10,899	57,283
Proceeds from issuance of warrants	-	1,940	2,682
Proceeds from issuance of options	-	91	727
Proceeds from issuance of convertible loan notes	-	-	120
Cost of fundraising	-	(824)	(3,136)
Repayment of lease liabilities	-	7	(216)
Right of use asset	(198)	-	-
Net cash generated from financing activities	(198)	12,113	57,460

Cash flows from investing activites
Acquisition of property, plant and equipment	(15)	(2)	(2)
Acquisition of intangible asset	-	-	(97)
Net cash outflow from investing activities	(15)	(2)	(99)

Net increase / (decrease) in cash and cash equivalents	(9,612)	7,047	48,064

Cash and cash equivalents at beginning of period	48,217	153	153

Cash and cash equivalents at end of period	38,605	7,200	48,217

Consolidated Statement of Changes in Equity -

for the six months ending 30 June 2021 and 30 June 2020

(Unaudited)	Share Capital	Share Premium	Share Based Payment Reserve	Warrants	CLN Reserve	Capital Reduction Reserve	Shares to be issued Reserve	Translation Reserve	Other Reserve	Retained Earnings	Total Equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 January 2020	5,838	81,227	6,319	474	-	31,957	10,290	202	(28,286)	(62,314)	45,708
Issue of share capital (Fundraise & ATM)	-	-	-	-	-	-	-	-	-	-	-
Cost of fundraising	-	-	-	-	-	-	-	-	-	-	-
Issue of share capital (Warrants)	-	-	-	-	-	-	-	-	-	-	-
Issue of share capital (Loan conversion)	-	-	-	-	-	-	-	-	-	-	-
Issue of share capital (Options)	-	-	-	-	-	-	-	-	-	-	-
Converitble loan note interest	-	-	-	-	-	-	-	-	-	-	-
Share based payments (options)	-	-	2,164	-	-	-	-	-	-	-	2,164
Share based payments (warrants)	-	-	-	-	-	-	-	-	-	-	-
Forfeiture of options	-	-	-	-	-	-	-	-	-	-	-
Total transactions with owners	-	-	2,164	-	-	-	-	-	-	-	2,164
Comprehensive income

Loss for the period	-	-	-	-	-	-	-	-	-	(12,587)	(12,587)
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	-
Loss on disposal of asset	-	-	-	-	-	-	-	-	-	-	-
OCI-FX	-	-	-	-	-	-	-	6	-	-	6
Total comprehensive income	-	-	-	-	-	-	-	6	-	(12,587)	(12,581)
Balance at 30 June 2021	5,838	81,227	8,484	474	-	31,957	10,290	208	(28,286)	(74,901)	35,291

Consolidated Statement of Changes in Equity -

for the six months ending 30 June 2021 and 30 June 2020

(Unaudited)	Share Capital	Share Premium	Share Based Payment Reserve	Warrants	CLN Reserve	Capital Reduction Reserve	Translation Reserve	Other Reserve	Retained Earnings	Total Equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 January 2020	4,099	25,194	3,850	1,812	1,099	31,183	15	(28,286)	(43,146)	(4,180)
Issue of share capital (Fundraise & ATM)	598	10,301	-	-	-	-	-	-	-	10,899
Cost of fundraising	-	(824)								(824)
Issue of share capital (Warrants)	150	2,503	-	-	-	-	-	-	-	2,653
Issue of share capital (Loan conversion)	132	1,137	-	-	(1,459)	-	-	-	-	(190)
Issue of share capital (Options)	13	78	-	-	-	-	-	-	-	90
Converitble loan note interest	-	-	-	-	216	-	-	-	(216)	-
Share based payments (options)	-	-	979	-	-	-	-	-	-	979
Share based payments (warrants)	-	-	-	(473)	70	-	-	-	-	(402)
Forfeiture of options	-	-	(22)	-	-	-	-	-	-	(22)
Total transactions with owners	893	13,196	956	(473)	(1,173)	-	-	-	(216)	13,183
Comprehensive income

Loss for the period	-	-	-	-	-	-	-	-	(3,934)	(3,934)
Foreign currency translation	-	-	-	-	-	-	(105)	-	-	(105)
Loss on disposal of asset	-	-	-	-	-	-	-	-	(34)	(34)
OCI-FX	-	-	-	-	-	-	12	-	-	12
Total comprehensive income	-	-	-	-	-	-	(93)	-	(4,184)	(4,061)
Balance at 30 June 2020	4,992	38,390	4,806	1,339	(74)	31,183	(78)	(28,286)	(47,330)	4,942

Consolidated Statement of Changes in Equity -

for the year ending 31 Decmber 2020

	Share Capital	Share Premium	Capital Reduction Reserve	Share Based Payment Reserve (options)	Share Based Payment Reserve (warrants)	Convertible Loan Note Reserve	Other Reserve	Shares to be issued Reserve	Translation Reserve	Retained Earnings	Total Equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance as at 1 January 2020	4,099	25,194	31,183	3,850	1,812	1,099	(28,286)	-	15	(43,146)	(4,180)
Issue of share capital (Fundraise & ATM)	1,319	56,964	-	-	-	-	-	-	-	-	58,283
Issue of share capital (Warrants)	191	2,491	-	-	-	-	-	-	-	-	2,682
Issue of share capital (in lieu of fees)	9	351	-	-	-	-	-	-	-	-	360
Issue of share capital (exercise of options)	88	640	-	-	-	-	-	-	-	-	728
Issue of share capital (Loan conversion)	132	1,716	-	-	-	(1,848)	-	-	-	-	-
Cost of fundraise	-	(3,136)	-	-	-	-	-	-	-	-	(3,136)
Convertible loan notes issued	-	-	-	-	-	120	-	-	-	-	120
Convertible loan note interest	-	-	-	-	-	216	-	-	-	-	216
Share based payments charge (warrants)	-	-	-		259	(240)	-	-	-	-	19
Share based payment charge (options)	-	-	-	3,740	-	-	-	-	-	-	3,740
Options forfeited/cancelled in the year	-	-		(26)	-	-	-	-	-	-	(26)
Exercise of options	-	64		(1,245)	-	-	-	-	-	1,181	-
Exercise of warrants	-	943			(1,596)	653	-	-	-	-	-
Shares issued in lieu of cash for realisation bonus	-	-	-	-	-	-	-	10,290	-	-	10,290
Reduction in share capital	-	(4,000)	4,000	-	-	-	-	-	-	-	-
Capital distribution	-		(3,225)	-	-	-	-	-	-	-	(3,225)
Total	1,739	56,033	775	2,469	(1,337)	(1,099)	-	10,290	-	1,181	70,051
Comprehensive loss (Items that will be reclassified to the Statement of Income in future periods)
Exchange differences on translating foreign operations	-	-	-	-	-	-	-	-	186	-	186
Net loss for the year	-	-	-	-	-	-	-	-	-	(20,348)	(20,348)
Total Comprehensive loss for the year	-	-	-		-	-	-	-	186	(20,348)	(20,162)
Balance as at 31 December 2020	5,838	81,227	31,958	6,319	475	-	(28,286)	10,290	201	(62,313)	45,709

Notes to the Interim Financial Statements
for the six month period to 30 June 2021

1.	GENERAL INFORMATION

Tiziana Life Sciences PLC is a public limited company incorporated in the United Kingdom under the Companies Act and quoted on the main market of the London Stock Exchange (LSE: TILS). and on the NASDAQ Capital Market (NDAQ: TLSA). The principal activities of the Company and its subsidiaries (the Group) are that of a clinical stage biotechnology company focussed on targeted drugs to treat diseases in oncology and immunology.

These financial statements are presented in thousands of pounds sterling (£’000) which is the functional currency of the primary economic environment in which the Company operates.

2.	ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated interim financial statements are set out below. These policies have been applied consistently to all the years presented unless otherwise stated.

Basis of preparation

These interim consolidated financial statements of the Group and Company have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. These accounts have been prepared under the historical cost convention.

As permitted by section 408 of the Companies Act 2006, a separate profit and loss account for the Company has not been presented in these financial statements.

Going Concern

The Group incurred losses during the year and has net assets at the year end.

The Group is in the early stages of developing its business focusing on the discovery and development of novel molecules that treat human disease in oncology and immunology. The directors expect the company to incur further losses and to require significant capital expenditure in continuing to develop clinical stage development therapeutic candidates in both oncology and immunology. The company has successfully funded clinical trials to date and is in the process of securing additional investment for purposes of continuing to fund their clinical trials moving forward.

The directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation. On the basis of those projections, the directors conclude that the company will be able to meet its liabilities as they fall due for the foreseeable future, and therefore that it is appropriate to prepare the financial statements under the going concern basis of preparation.

However, until and unless the Group secures sufficient investment to fund their clinical trials, there is a material uncertainty about the Group’s ability to continue as a going concern, and therefore about the applicability of the going concern basis of preparation. The financial statements do not include the adjustments that would be required if the going concern basis of preparation was considered inappropriate.

New and Revised Standards

Standards in effect in 2021

IFRS in issue but not applied in the current financial statements

The directors do not expect that the adoption of new IFRS Standards, Interpretations and Amendments that have been issued but are not yet effective will have a material impact on the financial statements of the Group in future periods.

Several IFRS and IFRIC interpretations are also currently in issue which are not relevant for the Group’s activities and which have not therefore been adopted in preparing these financial statements.

Basis of consolidation

Subsidiary undertakings are all entities over which the Group has the power to govern the financial and operating policies of the subsidiary and therefore exercises control. The existence and effect of both current voting rights and potential voting rights that are currently exercisable or convertible are considered when assessing whether control of an entity is exercised. Subsidiaries are consolidated from the date at which the Group obtains control and are de-consolidated from the date at which control ceases.

Notes to the Interim Financial Statements
for the six month period to 30 June 2021

Business combination

The consolidated position of the Group is as a result of the reverse acquisition of Alexander David Investments plc by Tiziana Pharma Ltd and the subsequent listing of the Company as Tiziana Life Sciences Plc on 24 April 2014. Tiziana Pharma Limited was incorporated on 4 November 2013 and prepared its first set of financial statements to 31 December 2014. Therefore, the parent and subsidiary had the same reporting date but Tiziana Pharma Limited had a long period of account. No adjustment was made in the consolidated financial statements for the difference in length of reporting period because the only transaction in Tiziana Pharma Limited at 31 December 2013 was the issue of ordinary share capital of £1.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated upon consolidation. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board. The Board allocates resources to and assess the performance of the segments. The Board considers there to be only one operating segment being the research and development of biotechnological and pharmaceutical products.

Taxation

The tax expense for the year represents the total of current taxation and deferred taxation. The charge in respect of current taxation is based on the estimated taxable profit for the year. Taxable profit for the year is based on the profit as shown in the income statement, as adjusted for items of income or expenditure which are not deductible or chargeable for tax purposes. The current tax liability for the year is calculated using tax rates which have either been enacted or substantively enacted at the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and expected to apply when the related deferred tax is realized, or the deferred liability is settled. Deferred tax assets are recognized to the extent that it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

Foreign currency translation

Foreign currency transactions are translated using the rate of exchange applicable at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-translation at the year end of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

On consolidation, the assets and liabilities of foreign subsidiaries are translated into Pound Sterling at the rate of exchange prevailing at the reporting date and their statements of comprehensive income are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognised in other comprehensive income. On disposal of a foreign subsidiary, the component of other comprehensive income relating to that particular foreign subsidiary is recognised in profit or loss.

License fees

Payments related to the acquisition of rights to a product or technology are capitalised as intangible assets if it is probable that future economic benefits from the asset will flow to the entity and the cost of the asset can be reliably measured.

Payments made which provide the right to perform research are carefully evaluated to determine whether such payments are to fund research or acquire an asset. Licence fees expenses are recognised as incurred.

Research and development

All on-going research and development expenditure is currently expensed in the period in which it is incurred. Due to the regulatory environment inherent in the development of the Group’s products, the criteria for development costs to be recognised as an asset, as set out in IAS 38 ‘Intangible Assets’, are not met until a product has been granted regulatory approval and it is probable that future economic benefit will flow to the Group. The Group currently has no qualifying expenditure.

Financial instruments

The Group classifies a financial instrument, or its component parts, as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.

Notes to the Interim Financial Statements
for the six month period to 30 June 2021

The Group evaluates the terms of the financial instrument to determine whether it contains an asset, a liability or an equity component. Such components shall be classified separately as financial assets, financial liabilities or equity instruments.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(a) Financial assets, initial recognition and measurement and subsequent measurement

All financial assets not recorded at fair value through profit or loss, such as receivables and deposits, are recognized initially at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. The measurement of financial assets depends on their classification. Financial assets such as receivables and deposits are subsequently measured at amortized cost using the effective interest method, less loss allowance.

The Group does not hold any financial assets at fair value through profit or loss or fair value through other comprehensive income.

(b) Financial liabilities, initial recognition and measurement and subsequent measurement

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is a derivative. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

The Group’s financial liabilities include trade and other payables.

Warrants

Warrants are issued by the Group in return for services and as part of a financing transaction. Warrants issued in return for services. Warrants issued in return for services fall within scope of IFRS 2. The financial liability component is measured at fair value and charged to the Consolidated Statement of Income. There is no remeasurement of fair value. Warrants issued as part of a financing transaction. Warrants issued as part of a financing transaction fall outside the scope of IFRS 2. These are classified as equity instruments because a fixed amount of cash is exchanged for a fixed amount of equity. The fair value is recognised within equity and is not remeasured.

Investments

Investments are held as non-current assets and comprise investments in subsidiary undertakings and are stated at cost less provision for any impairment.

Share capital

Ordinary shares of the Company are classified as equity.

Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss.

(ii)	Depreciation

Depreciation is calculated on the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Notes to the Interim Financial Statements
for the six month period to 30 June 2021

The estimated useful lives for the current period and the comparative period are as follows.

Fixtures and fittings	5 years

IT and equipment	3 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date. Depreciation is allocated to the operating expenses line of the income statement.

Impairment

Impairment of financial assets measured at amortised cost

At each reporting date the Group recognises a loss allowance for expected credit losses on financial assets measured at amortised cost.

In establishing the appropriate amount of loss allowance to be recognised, the Group applies either the general approach or the simplified approach, depending on the nature of the underlying group of financial assets.

General approach

The general approach is applied to the impairment assessment of refundable lease deposits and other refundable lease contributions, restricted cash and cash and cash equivalents.

Under the general approach the Group recognises a loss allowance for a financial asset at an amount equal to the 12- month expected credit losses, unless the credit risk on the financial asset has increased significantly since initial recognition, in which case a loss allowance is recognised at an amount equal to the lifetime expected credit losses.

Simplified approach

The simplified approach is applied to the impairment assessment of trade receivables.

Under the simplified approach the Group always recognises a loss allowance for a financial asset at an amount equal to the lifetime expected credit losses.

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Non-financial assets are impaired when its carrying amount exceed its recoverable amount. The recoverable amount is measured as the higher of fair value less cost of disposal and value in use. The value in use is calculated as being net projected cash flows based on financial forecasts discounted back to present value.

Leases

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and
●	Leases with a duration of 12 months or less.

The Group has leases for its offices. Each lease is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have any short-term leases or leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-ofuse assets in a consistent manner to its property, plant and equipment (see Note 13).

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease.

Measurement and recognition of leases as a lessee

At lease commencement date, the Group recognises a right-of-use asset and a lease liability in its consolidated statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use asset on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

Notes to the Interim Financial Statements
for the six month period to 30 June 2021

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Group’s incremental borrowing rate because as the lease contracts are negotiated with third parties it is not possible to determine the interest rate that is implicit in the lease. The incremental borrowing rate is the estimated rate that the Group would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the Group.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced by lease payments that are allocated between repayments of principal and finance costs. The finance cost is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

The Group as a lessor

As a lessor the Group classifies its leases as either operating or finance leases. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset and classified as an operating lease if it does not.

Fair Value Measurement

Management have assessed the categorisation of the fair value measurements using the IFRS 13 fair value hierarchy. Categorisation within the hierarchy has been determined on the basis of the lowest level of input that is significant to the fair value measurement of the relevant asset as follows;

Level 1 - valued using quoted prices in active markets for identical assets

Level 2 - valued by reference to valuation techniques using observable inputs other than quoted prices included within Level 1;

Level 3 - valued by reference to valuation techniques using inputs that are not based on observable market data.

Share based payments

The calculation of the fair value of equity-settled share based awards and the resulting charge to the statement of comprehensive income requires assumptions to be made regarding future events and market conditions. These assumptions include the future volatility of the Company’s share price. These assumptions are then applied to a recognised valuation model in order to calculate the fair value of the awards.

Where employees, directors or advisers are rewarded using share based payments, the fair value of the employees’, directors’ or advisers’ services are determined by reference to the fair value of the share options/warrants awarded. Their value is appraised at the date of grant and excludes the impact of any nonmarket vesting conditions (for example, profitability and sales growth targets). Warrants issued in association with the issue of Convertible Loan Notes are also considered as share based payments and a share based payment charge is calculated for these too.

In accordance with IFRS 2, a charge is made to the statement of comprehensive income for all share-based payments including share options based upon the fair value of the instrument used. A corresponding credit is made to a share based payment reserve - options, in the case of options/warrants awarded to employees, directors, advisers and other consultants.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options/warrants expected to vest. Non market vesting conditions are included in assumptions about the number of options / warrants that are expected to become exercisable.

Estimates are subsequently revised, if there is any indication that the number of share options/warrants expected to vest differs from previous estimates. No adjustment is made to the expense or share issue cost recognised in prior periods if fewer share options ultimately are exercised than originally estimated.

Upon exercise of share options/warrants, the proceeds received are allocated to share capital with any excess being recorded as share premium.

Where share options are cancelled, this is treated as an acceleration of the vesting period of the options. The amount that otherwise would have been recognised for services received over the remainder of the vesting period is recognised immediately within the Statement of Comprehensive Income.

All goods and services received in exchange for the grant of any share based payment are measured at their fair value.

Notes to the Interim Financial Statements
for the six month period to 30 June 2021

Other non-current assets

Other non- current assets are currently measured at cost less accumulated impairment. The asset is not yet being amortised since it is not yet in the condition necessary for it to be capable of operating in the manner intended by management.

Convertible loan notes

Where there is no option to repay in cash or the Company has the choice of settlement, and the interest rate is fixed

The Group considers these to be convertible equity instruments and records the principal of the loan note as an equity in a Convertible loan note reserve. The accrued interest on the principal amount, for which there is no obligation to settle in cash, is also recorded in the Convertible loan note reserve. Upon redemption of the instrument and the issue of share capital, the amount is reclassified from the convertible loan note reserve to share capital and share premium.

Where the above conditions are not met

The Group considers these to be convertible debt instruments and records the principal of the loan note as a debt liability in the liabilities section of the statement of financial position. The accrued interest on the principal amount is recorded in the income statement and as an increase in the debt liability. Upon redemption of the instrument and the issue of share capital, the amount is reclassified from the debt liability to share capital and share premium.

Under IAS 32 the liability and equity components of convertible loan notes must be presented separately on the statement of financial position. The Group has examined the terms of each issue of convertible loan notes and determined their accounting treatment accordingly. Convertible loan notes are treated differently depending upon a number of factors.

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial information in accordance with generally accepted accounting practice, in the case of the Group being International Financial Reporting Standards as adopted by the European Union, requires the directors to make estimates and judgements that affect the reported amount of assets, liabilities, income and expenditure and the disclosures made in the financial statements. Such estimates and judgements must be continually evaluated based on historical experience and other factors, including expectations of future events.

The following are considered to be critical accounting estimates:

Share-based payments

The Group accounts for share-based payment transactions for employees in accordance with IFRS 2 Share-based Payment, which requires the measurement of the cost of employee services received in exchange for the options on our ordinary shares, based on the fair value of the award on the grant date.

The Directors selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

The resulting cost of an equity incentive award is recognised as expense over the requisite service period of the award, which is usually the vesting period. Compensation expense is recognised over the vesting period using the straight-line method and classified in the consolidated statements of comprehensive income.

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 27 to our consolidated financial statements.

The following are considered to be critical accounting judgments:

Income taxes

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Research and development costs

Research and development costs are charged to expense as incurred and are typically made up of clinical and preclinical activities, drug development and manufacturing costs, and third-party service fees, including for clinical research organizations and investigative sites. When entering into agreements with third parties which provide the rights to conduct research into specific biological processes the Group accounts for these agreements as an expense if the agreements are ‘milestone’ in nature and relate to the Group’s own research and development costs. Such agreements involve periodic payments and are evaluated as representing payments made to fund research.

Notes to the Interim Financial Statements
for the six month period to 30 June 2021

Leases

IFRS 16 defines the lease term as the non-cancellable period of a lease together with the options to extend or terminate a lease, if the lessee were reasonably certain to exercise that option. This will take into account the length of time remaining before the option is exercisable, current trading, future trading forecasts as to the ongoing profitability of the organisation and the level and type of planned future capital investment. The judgement is reassessed at each reporting period. A reassessment of the remaining life of the lease could result in a recalculation of the lease liability and a material adjustment to the associated balances.

4.	OPERATING LOSS

The Group’s operating loss for the year is stated after charging the following:

	6 months to 30 June 2021	6 months to 30 June 2020	12 months to 31 December 2021
	(Unaudited)	(Unaudited)	(Unaudited)
	£’000	£’000	£’000
License Fees	-	-	(550)
Realisation Bonus	-	-	(10,290)
Depreciation of Property, Plant and	(2)	(2)	(4)
Depreciation (Right-of-use asset)	(54)	(33)	(66)
Foreign exchange losses	(2,709)	(30)	(186)
	(2,765)	(65)	(11,096)

5.	Earnings per share

Basic earnings per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of ordinary shares in issue during the year.

	6 months to 30 June 2021	6 months to 30 June 2020	12 months to 31 Dec
	(unaudited)	(unaudited)	2020
Total comprehensive loss for the period (£’000)	(12,594)	(3,911)	(20,162)
Basic and diluted weighted average number of shares	150,224,119	150,224,119	169,065,390
Basic and diluted loss per share – pence	(7.4)	(2.6)	(12.0)

As the Group is reporting a loss from continuing operations for the period then, in accordance with IAS 33, the share options are not considered dilutive because the exercise of the share options would have an anti-dilutive effect. The basic and diluted earnings per share as presented on the face of the Statement of comprehensive income are therefore identical. All earnings per share figures presented above arise from continuing and total operations and therefore no earnings per share for discontinued operations are presented.

Notes to the Interim Financial Statements
for the six month period to 30 June 2021

6.	PROPERTY, PLANT AND EQUIPMENT

Details of the Groups property, plant and equipment are as follows:

	Furniture and fixtures	IT equipment	Total
	£’000	£’000	£’000
Cost
At 1 January 2021	24	6	30
Additions	4	11	15
Disposals	-	-	-

At 30 June 2021	28	17	45

Depreciation
At 1 January 2021	(23)	(6)	(29)
Charge in period	-	(2)	(2)

At 30 June 2021	(23)	(8)	(31)
Net book value as at 30 June 2021	5	7	14

Net book value as at 30 June 2020	2	3	5

Net book value as at 31 December 2020	1	-	1

7.	Share based payments

Options

The Company operates share-based payment arrangements to remunerate directors and key employees in the form of a share option scheme. The exercise price of the option is normally equal to the market price of an ordinary share in the Company at the date of grant.

	June 2021		June 2020
	Options (‘000)	Weighted Average exercise price (pence)	Options (‘000)	Weighted Average exercise price (pence)
Outstanding at 1 January	17,024	49	16,379	86
Granted	4,750	136	2,370	35
Forfeited			(50)	(160)
Exercised			(420)	(23)
Cancelled			-	-

Outstanding at 30 June	21,774	108	18,279	59

Exercisable at 31 December	6,249	41	5,521	32

During the year to 30 June 2021, zero options were exercised. No options were exercised in the year to 31 December 2020.

The total outstanding fair value charge of the share option instruments is deemed to be approximately £9,992k (2020: £5,161k).

Notes to the Interim Financial Statements
for the six month period to 30 June 2021

Share options outstanding at the end of June 2021 have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options as at 30 June 2021 (‘000)
26 June 2014	26 June 2024	£0.35	1,831
30 April 2018	30 April 2028	£0.8175	1,300
6 May 2020	5 May 2028	£0.35	12,393
23 July 2020	26 July 2030	£1.575	1,000
25 August 2020	24 August 2030	£1.475	500
2 February 2021	2 February 2025	£1.02	1,250
2 February 2021	2 February 2025	£1.49	3,500
Total			21,774

Fair value of options granted

The Directors have used the Black-Scholes option pricing model to estimate the fair value of most of the options granted during the year to June 30, 2021 applying the assumptions below.

Historical volatility is based on the historical volatility of the Company itself.

The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future.

The Company has estimated a forfeiture rate of zero.

The model inputs for options granted during the year to 30 June 2021 valued under the Black Scholes Valuation model included:

	2 February	2 February
Grant date share price	1.59	1.59
Exercise share price	1.02	1.49
Risk free rate	0.02% to 0.10%	0.02% to 0.10%
Expected Volatility	188% to 283%	188% to 283%
Option life	5 years	5 years
Weighted average share price	£0.14	£1.02
Weighted average fair value share option	£0.56	£1.49

Warrants

For each set of warrants, the charge has been expensed over the service period. A share-based payment charge for the year of £nil (202;0 £nil) has been expensed in the statement of comprehensive income.

	6 months to 30 June 2021	6 months to 30 June 2020	12 months to 31 Dec
	(Unaudited)	(Unaudited)	2020
£000
Outstanding at 1 January	474	1,812	1,812
Granted	-	-	259
Transfer to share premium on exercise of warrants	-	(473)	(1,597)
Outstanding at 31 Decemeber	474	1.339	474

8.	Convertible loan notes

Planwise Convertible Loan Notes 2016

From the date of the reverse acquisition a convertible loan note of £200,000 was in existence as detailed in the Admission Document dated 31 March 2014. Proceeds of the subscriptions for the notes are to be used exclusively to finance the Group’s ongoing working capital requirements. The terms of the loan note are that the loan notes, plus accrued interest at a rate of 4 per cent above Bank of England base rate per annum, will convert into ordinary shares in the Company at a price of £0.10 per share at the election of Planwise any time after the second anniversary of the re-admission to AIM on 24 April 2014.

Notes to the Interim Financial Statements
for the six month period to 30 June 2021

Accounting for the convertible debt instrument

The net proceeds received from the issue of the Planwise Convertible Loan Note 2016 has been recorded as a debt liability in the Statement of financial position and the accrued interest charged to the Statement of comprehensive income and the debt liability. The liability for the convertible debt instrument at 30 June 2021 is;

	Planwise Convertible Loan Note 2021	Planwise Convertible Loan Note 2020
	£000	£000
Convertible loan notes issued	200	200
Accrued interest	64	52
	264	252

9.	Trade and other payables

	(unaudited) 30 June 2021	(unaudited) 30 June 2020	31 December 2020
	£’000	£’000	£’000
Convertible loan note liability	264	252	252
Fixed Term Unsecured Loan	95	-	94
Trade payables	2,764	2,598	2,456
Other payables	34	6	11
Accruals	1,807	1,741	1,628
	4,964	4,596	4,441

10.	Finance income and costs

	(unaudited) 30 June 2021	(unaudited) 30 June 2020	31 December 2020
	£’000	£’000	£’000
Finance Income
Finance income received on net investment in lease	-	-	6
	-	-
Finance Expenses
Finance charge accrued on convertible loan notes	13	-	236
Interest expense on lease liabilities	5	5	13
	18	5	249
	18	5	243

Notes to the Interim Financial Statements
for the six month period to 30 June 2021

11.	FINANCE LEASE RECEIVABLES

In Jan 2021, the Group entered into two new leases for lab and office space.

In November 2019, the Group subleased one of its leased office spaces. The sublease has been classified as a finance lease receivable.

	(unaudited) 30 June 2021	(unaudited) 30 June 2020	31 December 2020
	£’000	£’000	£’000
Current	169	-	111
Non-current	304	236	-
	473	236	111

The undiscounted lease payments to be received over the next 5 years are as follows:

	1 Year	2 years	3 or more years
	£000	£000	£000
Undiscounted lease payments receivable	43	-	-
	43	-	-

The undiscounted lease payments do not include a discount factor charge of £5k.

During the six months to June 30, 2021, the Group received £46k of income from its subleasing activities.

Finance Lease Receivable	30 June 2021	30 June 2020
	£000	£’000
Finance Lease receivable as at 1 Jan 2020	111	236
Sublease income	(68)	(46)
	43	190

12.	LEASES

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and
●	Leases with a duration of 12 months or less.

IFRS16 was adopted 1 January 2019 without restatement of comparative figures. The following policies apply subsequent to the date of initial application, 1 January 2019.

The Group has leases for its offices. Each lease is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have any short-term leases or leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment.

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease.

During the six months to 30 June 2021, the Group entered into new lease agreements for use of additional lab and office space.

Notes to the Interim Financial Statements
for the six month period to 30 June 2021

Right-of-use assets	30 June 2021	30 June 2020	31 December 2020
	£000	£000	£000
At 1 January	262	329	329
Additions	200	-	-
Depreciation	(53)	(33)	(67)
Foreign exchange movements	(3)	12	-
	406	308	262

Lease Liabilities	30 June 2021	30 June 2020	31 December 2020
	£000	£000	£000
At 1 January	407	623	623
Additions	200	-	-
Interest expense	5	10	13
Lease payments	(127)	(94)	(235)
Foreign excahange movements	(11)	-	6
	472	539	407

Lease liabilities are presented in the statement of financial; position as follows:

	30 June 2021	30 June 2020	31 Dec 2020
	£000	£000	£000
Current	168	231	195
Non-current	304	308	212
	472	539	407

The lease liabilities are secured by the related underlying assets. Future minimum lease payments as at 30 June 2021 were as follows:

	Minimum lease payment due
	Within 1 year	1-2 years	2-5 years	Over 5 years	Total
30 June 2021
Lease payments	212	122	182	-	516
Finance Charges	(44)			-	(44)
Net Present Values	168	122	182		472

Notes to the Interim Financial Statements
for the six month period to 30 June 2021

13.	Post balance sheet events

On 20 August 2021, the Company announced it has formally commenced its strategic plan to change its corporate structure by establishing Tiziana Life Sciences Ltd , a Bermuda-incorporated company, as the ultimate parent company of the of the Tiziana Group. Holders of ordinary shares in Tiziana Life Sciences PLC (“Old Tiziana”) will receive shares in New Tiziana in exchange for their Old Tiziana Shares (and Old Tiziana will become a wholly-owned subsidiary of New Tiziana). It is proposed that the New Tiziana Shares will be directly listed on NASDAQ following the Scheme becoming effective. At the same time the Old Tiziana Shares will be delisted from the standard segment of the official list of the Financial Conduct Authority (“FCA”) and from trading on the main market of the London Stock Exchange plc in London and the ADSs (each representing two Old Tiziana Shares) will cease trading on NASDAQ. Holders of Old Tiziana Shares and ADSs will instead receive New Tiziana Shares which will only trade on NASDAQ.

On 2 September 2021, the Company announced an exclusive license agreement to explore Tiziana’s foralumab, a fully human anti-CD3 monoclonal antibody (mAb), as an agent to induce tolerance of allogeneic CAR T cells to potentially improve the clinical outcome of CAR T cell therapy.